

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Mitchell Cariaga
Director
Oak Woods Acquisition Corp.
101 Roswell Drive
Nepean, ON
K2J 0H5, Canada

> **Re: Oak Woods Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 17, 2023**
> **File No. 333-269862**

Dear Mitchell Cariaga:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed February 17, 2023

Capitalization, page 117

1. We note that you determined the private warrants do not meet the criteria for equity treatment outlined in ASC 815-40 and therefore must be accounted for as a liability. Please tell us how you estimated the fair value of the warrants and why no value has been ascribed to the liability in the capitalization table.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Warren A. Raiti, Esq.